Exhibit 99.1

9F Inc. Announces Plan to Implement ADS Ratio Change

BEIJING, Jan 3, 2023/PRNewswire/ -- 9F Inc. (NASDAQ: JFU) (“9F” or the “Company”) today announced that it will change the ratio of its American depositary shares (“ADSs”) to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00001 per share, from the current ratio of one (1) ADS to one (1) Class A ordinary share to a new ratio of one (1) ADS to twenty (20) Class A ordinary shares.

For the Company’s ADS holders, the change in the ADS Ratio will have the same effect as a one-for-twenty reverse ADS split. A post-effective amendment to the ADS Registration Statement on Form F-6 will be filed with the SEC to reflect the change in the ADS Ratio. The Company anticipates that the change in the ADS Ratio will be effective on or about January 18, 2023 (U.S. Eastern Time), subject to the effectiveness of the post-effective amendment to the ADS Registration Statement on Form F-6 on or before that date.

Holders of uncertificated ADSs in the Direct Registration System (“DRS”) and in The Depository Trust Company (“DTC”) will have their ADSs automatically exchanged and need not take any action. The exchange of every twenty (20) then-held (existing) ADSs for one (1) new ADS will occur automatically, at the effective date, with the then-held ADSs being cancelled and new ADSs being issued by the depositary bank. The Company’s ADSs will continue to be traded on the Nasdaq Global Market under the symbol “JFU.”

No fractional new ADSs will be issued in connection with the change in the ADS Ratio. Instead, fractional entitlements to new ADSs will be aggregated and sold by the depositary bank and the net cash proceeds from the sale of the fractional ADS entitlements (after deduction of fees, taxes and expenses) will be distributed to the applicable ADS holders by the depositary bank. The change in the ADS Ratio will have no impact on the Company’s underlying Class A ordinary shares, and no Class A ordinary shares will be issued or cancelled in connection with the change in the ADS Ratio.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "confident" and similar statements. Such statements are based upon management's current expectations and current market, regulatory and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, uncertainties as to the Company's ability to cure any non-compliance with the Nasdaq's continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. Neither track record nor past performance is indicative of future results. 9F Inc. does not guarantee any specific outcome (including the outcome of its ongoing business transformation) or profit.

All information provided in this press release is as of the date of this press release, and subject to change without notice. 9F Inc. does not undertake any obligation to update information contained herein as a result of new information, future events or otherwise, except as required under applicable law.

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In China:
9F Inc.
E-mail: ir@9fbank.com.cn